Via Edgar and CMRRR

December 11, 2020

Mr. Steve Lo
Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549

Re:	Kirby Corporation Form 10-K for the Year Ended December 31, 2019 Filed February 24, 2020 Form 8-K Filed October 29, 2020 File No. 001-07615

Dear Mr. Lo and Mr. Arakawa:

We have received your comment letter dated December 2, 2020 related to Kirby Corporation’s Form 10-K for the Year Ended December 31, 2019 and Form 8-K filed October 29, 2020.  Set forth below in italics is the comment made by the staff in your letter followed by our response.

Form 8-K Filed October 29, 2020
Exhibit 99.1
GAAP to Non-GAAP Financial Measures, page 4

1.
We note you define the non-GAAP measure, EBITDA as net earnings (loss) attributable to Kirby before interest expense, taxes on income, depreciation and amortization, impairment of long-lived assets, and impairment of goodwill. As you adjust net income (loss) for impairment charges to compute this measure, please change the title to something other than EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for further guidance.

Response:

The Company acknowledges the staff’s comment and will use the title “Adjusted EBITDA” in its future filings, where applicable and relevant, in accordance with the guidance in Question 103.01 of the Compliance and Disclosure Interpretations.

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010

Mr. Steve Lo and Mr. Craig Arakawa
Securities and Exchange Commission
December 11, 2020

For example, the disclosure on page 4 of Exhibit 99.1 in our Form 8-K filed on October 29, 2020 would appear as follows (changes underlined):

GAAP to Non-GAAP Financial Measures

The financial and other information to be discussed in the conference call is available in this press release and in a Form 8-K filed with the Securities and Exchange Commission. This press release and the Form 8-K includes a non-GAAP financial measure, Adjusted EBITDA, which Kirby defines as net earnings (loss) attributable to Kirby before interest expense, taxes on income, depreciation and amortization, impairment of long-lived assets, and impairment of goodwill. A reconciliation of Adjusted EBITDA with GAAP net earnings (loss) attributable to Kirby is included in this press release. This press release also includes non-GAAP financial measures which exclude certain one-time items, including earnings before taxes on income (excluding one-time items), net earnings attributable to Kirby (excluding one-time items), and diluted earnings per share (excluding one-time items). A reconciliation of these measures with GAAP is included in this press release. Management believes the exclusion of certain one-time items from these financial measures enables it and investors to assess and understand operating performance, especially when comparing those results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the excluded items to be outside of Kirby’s normal operating results. This press release also includes a non-GAAP financial measure, free cash flow, which Kirby defines as net cash provided by operating activities less capital expenditures. A reconciliation of free cash flow with GAAP is included in this press release. Kirby uses free cash flow to assess and forecast cash flow and to provide additional disclosures on the Company’s liquidity as a result of uncertainty surrounding the impact of the COVID-19 pandemic on global and regional market conditions. Free cash flow does not imply the amount of residual cash flow available for discretionary expenditures as it excludes mandatory debt service requirements and other non-discretionary expenditures. This press release also includes marine transportation performance measures, consisting of ton miles, revenue per ton mile, towboats operated and delay days. Comparable marine transportation performance measures for the 2019 year and quarters are available in the Investor Relations section of Kirby’s website, https://kirbycorp.com, under Financials.

* * * * *

Please call me at 713-435-1000 if you have any questions.

Sincerely,

/s/ William G. Harvey
William G. Harvey
Executive Vice President and Chief Financial Officer

cc:  David W. Grzebinski – President and Chief Executive Officer

55 Waugh Drive Suite 1000 P.O. Box 1745 Houston, Texas 77251 713/435-1000 Fax 713/435-1010